COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES
    EXHIBIT 12.2 - COMPUTATION OF THE RATIO OF EARNINGS TO NET FIXED CHARGES
                          (Dollar amounts in thousands)



The following table sets forth the ratio of earnings to net fixed charges of the Company for the five fiscal years ended February 28, 1995 computed by dividing net fixed charges (interest expense on debt other than to finance mortgage loan inventory plus interest element (one-third) of operating leases) into earnings (income before income taxes and net fixed charges).


                         For Fiscal Years Ended February 28(29),
                        1995       1994        1993       1992      1991
Net earnings          $88,407    $179,460    $140,073   $60,196    $22,311
Income tax expense     58,938     119,640      93,382    40,131     14,874
Interest charges       55,045      85,240      51,551    45,928     23,609
Interest portion of
rental expense          7,379       6,372       4,350     2,814      2,307

Earnings available
to cover net fixed
charges               $209,769   $390,712    $289,356   $149,069   $63,101

Net fixed charges
  Interest charges      55,045    $85,240     $51,551    $45,928   $23,609
  Interest portion
of rental expense        7,379      6,372       4,350      2,814     2,307

      Total net
fixed charges          $62,424    $91,612     $55,901    $48,742   $25,916

Ratio of earnings to
net fixed charges         3.36       4.26        5.18       3.06      2.43